Filed Pursuant to Rule 433
Registration No. 333-134553

Indicative Note Terms
Fixed Rate Extendible Note

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.

Principal Amount:	$[ ]

Trade Date	February [ ], 2007

Issue Date:	February [ ], 2007

Initial Maturity Date:

December [  ], 2007, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next succeeding Business Day as if it were made on the date that the payment was due and no interest on such principal will accrue for the period from and after the Initial Maturity Date if the maturity of all or any portion of the principal amount of the notes is not extended in accordance with the procedures described below.

Final Maturity Date:

December [  ], 2017, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next succeeding Business Day as if it were made on the date that the payment was due, and no interest on such principal will accrue for the period from and after the Final Maturity Date.

Issue Price:	100%

Redemption at Maturity:	100%

Interest Rate:

From and including the Issue Date to but excluding the Initial Maturity Date: [3.10]% For any portion of the principal amount (if the Extension Election is exercised as described below), from and including the Initial Maturity Date to but excluding the Final Maturity Date: [5.20]%

Interest Payment Dates:

Semi-annually on the [  ]th of each June and December, commencing on June [  ], 2007 and ending on the Initial Maturity Date or the Final Maturity Date, as the case may be, subject to the noteholder’s exercise of the Extension Election.

Election Date:	December [ ], 2007, provided that if any such day is not a Business Day, the Election Date will be extended to the next succeeding Business Day.

Election Notice Period:	The Election Notice Period for the Election Date will begin ten Business Days prior to the Election Date, and end two Business Days immediately preceding the Election Date.

Extension Election:

The notes will mature on the Initial Maturity Date, unless the maturity of all or any portion of the principal amount of the notes is extended in accordance with the procedures described below. In no event will the maturity of the notes be extended beyond the Final Maturity Date.

During the Election Notice Period, you may elect to extend the maturity of all or any portion of the principal amount of your notes (in any multiple of $1,000,000 or integral multiples of $1,000,000 thereof) so that the maturity of your notes will be extended to the Final Maturity Date.

Business Days:	New York

Business Day Convention/ Day Count:	Following, 30/360 Unadjusted

Denominations:	$1,000,000 by $1,000,000

Underwriter:	Lehman Brothers Inc.

CUSIP:

[xxx]. In the event you do not elect to extend the maturity of all or any portion of your notes, the principal amount of the notes for which you do not exercise such election will be assigned a new CUSIP number.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

Although there is no authority directly on point, Lehman Brothers Holdings Inc. intends to treat the notes as having a term ending on the Final Maturity Date for tax purposes because of a noteholder’s right to extend the term to such date. Under such treatment, a noteholder’s exercise of the Extension Election in accordance with the procedures described above would not be a taxable event to such holder for United States federal income tax purposes.

Interest at the stated rate of [3.10]% will be treated as “qualified stated interest” and taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.  Because the portion of the interest rate in excess of [3.10]% will not constitute “qualified stated interest,” the notes will be treated as issued with original issue discount (“OID”), and you will be required to include OID in gross income in advance of the receipt of cash attributable to that income.  For a discussion of the tax consequences of owning securities issued with OID, see “United States Federal Income Tax Consequences-Debt Securities-Original Issue Discount” in the prospectus dated May 30, 2006.

Prospective investors should note that no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that the courts will uphold, the characterization and the treatment of the notes described above. If the IRS were successful in asserting that the term of the notes ends on the Initial Maturity Date, an election to extend the maturity of the principal amount of the notes could constitute a taxable event for United States federal income tax purposes, and the timing, character and amount of income recognized with respect to the notes could differ from that described above. Prospective investors are urged to consult their tax advisors regarding the United States federal income tax consequences of investing in, and extending the maturity of, the notes.